UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                     Filed pursuant to Section 16(a) of the
                    Securities Exchange Act of 1934, Section
                       17(a) of the Public Utility Holding
                     Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

 (  ) Check this box if no longer           OMB APPROVAL
      subject to Section 16.  Form 4 or     OMB Number:  3235-0287
      Form 5 obligations may continue.      Expires:  February 1, 1994
      See Instruction 1(b).                 Estimated average burden hours per
                                            response......0.5


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1.       NAME AND ADDRESS OF REPORTING PERSON
              (Last) (First) (Middle)
              (Street) (City) (State) (Zip)

              Cestone, Jr. Michael J.
              122 Old Orchard Road
              Clarks Green, PA  18411

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2.       ISSUER NAME AND TICKER OR TRADING SYMBOL

              First National Community Bancorp, Inc.  (FNCB)

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3.       IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

              ------------------------------------------

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4.       STATEMENT FOR MONTH/YEAR

              08/02

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5.       IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

              --------------

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6.       RELATIONSHIP OF REPORTING PERSON TO ISSUER
              (Check all applicable)

        __x__  Director                          _____  10% Owner
        __x__  Officer (give title below)        _____  Other (specify below)

                                    Secretary


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

TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------
1. Title of Security (Instr.3)       2. Transaction Date     3. Transaction Code (Instr. 8)
                                      (Month/Day/Year)
                                                             ------------------------------
                                                                Code                V
-------------------------------------------------------------------------------------------
   Common Stock
-------------------------------------------------------------------------------------------
   Common Stock
-------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
4. Securities Acquired (A) or Disposed of     5. Amount of           6. Ownership       7. Nature of
        (D)  (Instr. 3, 4, and 5)                Securities             Form:              Indirect
                                                 Beneficially Owned     Direct (D) or      Beneficial
                                                 at End of Month        Indirect (I)       Ownership
                                                 (Instr. 3 and 4)       (Instr. 4)         (Instr. 4)
------------------------------------------------------------------------------------------------------
     Amount         (A) or (D)     Price
------------------------------------------------------------------------------------------------------
                                                    28,302.00                 D
------------------------------------------------------------------------------------------------------
                                                     8,090.00                 I               Spouse
------------------------------------------------------------------------------------------------------


 TABLE II   DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Conversion    3. Transaction    4. Transaction Code (Instr. 8)
    Security (Instr. 3)           or Exercise         Date
                                  Price of
                                  Derivative
                                  Security
                                                                  --------------------------------
                                                                        Code               V
 -------------------------------------------------------------------------------------------------
  Common Stock *
 -------------------------------------------------------------------------------------------------
  Common Stock *
 -------------------------------------------------------------------------------------------------
  Common Stock *                     $31.97          08/28/02             A
--------------------------------------------------------------------------------------------------

---------------------------- ------------------------------------------------------------------------------
 5. Number of Derivative         6. Date Exercisable and Expiration Date    7. Title and Amount of
    Securities Acquired (A) or      (Month/Day/Year)                           Underlying Securities (Instr. 3
    Disposed of (D)                                                            and 4)
    (Instr. 3, 4, and 5)
-----------------------------------------------------------------------------------------------------------
                                                                                                Amount or
     (A)           (D)            Date Exercisable      Expiration Date         Title          Number of
                                                                                                  Shares
-----------------------------------------------------------------------------------------------------------
                                       05/16/01             08/30/03         Common Stock         2000
-----------------------------------------------------------------------------------------------------------
                                       02/23/02             08/22/04         Common Stock         2000
-----------------------------------------------------------------------------------------------------------
     2000                              03/01/03             08/28/05         Common Stock         2000
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
 8. Price of                9. Number of             10. Ownership Form of        11. Nature of Indirect
    Derivative Security        Derivative                Derivative Security:         Beneficial Ownership
    (Instr. 5)                 Securities                Direct (D) or Indirect       (instr. 4)
                               Beneficially Owned        (I) (Instr. 4)
                               at End of Month
                               (Instr. 4)
------------------------------------------------------------------------------------------------------------
       $28.55                       2000                          D
------------------------------------------------------------------------------------------------------------
       $33.55                       2000                          D
------------------------------------------------------------------------------------------------------------
       $31.97                       2000                          D
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

     Explanation of Responses:
     * Stock Options granted pursuant to the company's 2000 Independent Directors Stock Option Plan.



     /s/ William Lance, Treasurer
     -----------------------------
     Agent and Attorney-in-Fact for Michael J. Cestone, Jr.
     Signature of Reporting Person


     September 6, 2002
     -----------------
     Date


   **Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note:File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.